EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended March 31, 2014, the Coldstream Dividend Growth Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed
Net Investment
Income/(Loss)
$   (193,449)

Accumulated Net
Realized
Gain/(Loss)
$   193,154

Paid-in
Capital
$   295

The reclassifications have no effect on net assets or net asset value per share.